Alcon
is the global leader in eye care dedicated to helping people See Brilliantly. With an over 75-year heritage, we are the largest eye care company in the world, with complementary businesses in Surgical and Vision Care. Being a truly global company, we work directly in 56 countries and serve patients in more than 140 countries. We have a long history of industry firsts, and each year we commit a substantial amount in research and development to meet customer needs and advance patient care.

Letter from the Board Chair
To Our Shareholders,
As I reflect on 2024, it is clear that we have made notable progress while successfully navigating through multiple challenges. The global landscape continues to be shaped by geopolitical uncertainty, a dynamic interest rate environment and volatile currencies. Yet, despite these headwinds, I am proud to report that Alcon delivered robust operational and financial results. These include above-market sales growth, continued margin expansion and robust cash flow generation, positioning itself for strong future growth.
These results are a testament to the resilience of our markets, the strength of our strategy and the unwavering commitment of our team to drive innovation and operational excellence. We’ve stayed true to our purpose of helping the world See Brilliantly, and I am confident that our performance in 2024 sets the stage for even greater success in the years ahead.
At Alcon, we remain deeply committed to strong governance and active shareholder engagement. Throughout the year, the Board prioritized direct dialogue with our investors to better understand your perspectives and gather feedback on key governance, sustainability and social impact issues. I personally value these conversations and want to thank you for your thoughtful input.

iv	Annual Report 2024

As you’ll see in our Compensation Report and Corporate Governance section of this Annual Report, we have made important enhancements to our disclosures aligning to the feedback we’ve received from you, our investors. These improvements include a refreshed look and feel of our 2024 Compensation Report to enhance the readability of our compensation philosophy and practices. Additionally, based on shareholder feedback, we have enhanced transparency to our short-term and long-term incentive disclosures including additional details of actual achievements for our financial metrics
Additionally, our forthcoming Social Impact and Sustainability Report will underscore our ongoing commitment to reducing our environmental footprint, fostering social responsibility and enhancing our positive impact on the communities we serve.
Importantly, by the end of 2025, we expect to achieve the social impact targets that we’ve laid out:
•Our philanthropic support and training programs will help improve vision for 5 million people afflicted with untreated cataracts in low- and middle-income countries, including 1 million considered cataract-blind, and,
•Alcon associates will help improve vision and enhance academic success by conducting 150,000 vision screenings to children and ensuring comprehensive care for those in need.

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We remain committed to sustainable business practices. Our Social Impact and Sustainability Report will also highlight the progress we've made in reducing greenhouse gas emissions and diverting waste from landfills, each of which directly contributes to our business value. I am truly proud of all that our teams have accomplished.
As we look to the future, innovation will continue to be the cornerstone of our strategy. The eye care industry is evolving rapidly, driven by advances in technology, new patient needs and an increasing demand for personalized care. Alcon is uniquely positioned to capitalize on these trends through a combination of strategic investments, partnerships and a relentless focus on improving patient outcomes.

With a clear strategy in place, an experienced leadership team and a deep sense of purpose guiding us, I am confident that Alcon will continue to lead the eye care space in the years ahead.
I would like to extend my heartfelt thanks to our more than 25,000 associates for their unwavering dedication and passion. Their efforts are the driving force behind our success. I also want to thank my fellow board members for their strategic insight and stewardship. Most importantly, I want to express my deepest gratitude to you, our shareholders, for your ongoing trust and support.
We look forward to continuing this journey with you.
Kindest Regards,
F. Michael Ball
Chair

vi	Annual Report 2024

Message from the CEO
Dear Fellow Shareholders:
I am pleased to report that Alcon has delivered another year of solid global performance while accelerating product innovation that will drive a bright future for our company and the eyecare community.
In 2024, the determined efforts of more than 25,000 Alcon associates produced above-market net sales growth of 5%, or 6% on a constant currency1 basis; increased diluted EPS by 5%, or 11% on a constant currency basis, to $2.05 per share; increased core diluted EPS1 by 11%, or 16% on a constant currency basis, to $3.05; expanded core operating margin1 to 20.6%, and generated cash from operations of $2.1 billion and record free cash flow1 of $1.6 billion. These results will allow us to continue to invest in innovation and commercial operations, ensuring that patients and eye care professionals receive the products they need to protect, restore and enhance sight. In short, we continue to successfully pursue our purpose of helping the world See Brilliantly.
Early in 2024, we looked back at the significant progress Alcon has made since becoming independent and charted a course forward for the coming years, with the goal of building a top performing company. I believe 2024 will be seen as a watershed year, the moment when we laid the foundation of Alcon’s next stage of innovation excellence, operational efficiency, and financial performance.
1      A non-IFRS measure. Please refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

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With our sights on that goal, we reoriented the structure of our leadership team to prioritize the organization’s efforts to further enhance innovation and operational excellence. Across the company, teams are adopting new ways of working, streamlining decision-making, clarifying accountability and moving faster. Among these efforts are formal enterprise-wide, end-to-end process improvement and digitalization initiatives designed to accelerate product development and product delivery, as well as enhance the customer experience. This ongoing organizational change will be a key driver toward reaching our goals and strengthening our position as the global eye care leader.
In 2024, Alcon also made significant progress in product development and set the stage for a strong flow of innovation in 2025.

Some key product development milestones include:
•Receipt of US Food and Drug Administration (“FDA”) clearance of our next generation cataract and vitreoretinal surgical platform, Unity VCS/CS;
•Filing of the New Drug Application (“NDA”) for our investigational dry eye pharmaceutical candidate, AR-15512, with the FDA;
•Addition of the Voyager direct selective laser trabeculoplasty (“DSLT”) system to our glaucoma offering through the acquisition of BELKIN Vision Ltd. and;
•The launch of our new weekly contact lens, PRECISION7.
These accomplishments, and others, laid the groundwork for a wave of upcoming product launches in 2025, across both Surgical and Vision Care franchises. Starting in the US and then rolling out internationally throughout the year and into 2026, these launches include significant new offerings that will improve practice efficiency and patient care, while generating significant value for Alcon.

viii	Annual Report 2024

Importantly, Alcon also continued to pursue our corporate purpose, advancing efforts to expand access to high quality eye care through physician training and capacity development. Our Chair has touched on the progress we made in 2024 against our social impact targets, including the compelling work with children’s vision screening. We also extended our ability to teach advanced cataract surgery techniques to ophthalmologists and ophthalmic residents in underserved regions by expanding our Phaco Development program to two additional African countries, Tanzania and Kenya, and inaugurating India’s first Global Center of Excellence (“CoE”) in Chennai, an extension of our 20-year partnership with the Aravind Eye Care System.
In closing, I would like to extend my gratitude to you, our shareholders, for your continued support and trust in our vision. Our unwavering commitment to innovation and operational excellence continues to drive our success, and I am confident that together, we will achieve remarkable things in the coming years.

FY 2024 net sales growth of 5%, or 6% on a constant currency[1] (“cc”) basis

FY 2024 diluted EPS growth of 5%, or 11% cc, to $2.05 per share

FY 2024 core diluted EPS[1] growth of 11%, or 16% cc, to $3.05 per share

Generated $2.1B of cash from operations in FY 2024

Generated record free cash flow[1] of $1.6B in FY 2024

David J. Endicott
Chief Executive Officer
1      A non-IFRS measure. Please refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

Annual Report 2024	ix

Alcon

SEE BRILLIANTLY

To learn more, visit: **https://www.alcon.com/**